Exhibit 99.2

Moose Mountain Technical Services 1975 1st Ave S Cranbrook, BC V1C 6Y3
Ixtaca Project Almaden Minerals Ltd.

CONSENT OF QUALIFIED PERSON

I, Jesse J. Aarsen, B.Sc. Mining Engineering, P.Eng., of Fernie B.C. do consent to the public filing of the Technical Report titled “Preliminary Economic Assessment of the Ixtaca Project” dated October 09, 2014. This technical report supports the September 03, 2014 news release by Almaden Minerals Ltd.

I also consent to the use of extracts from or a summary of the Technical Report in the September 03, 2014 news release of Almaden Minerals Ltd.

I certify that I have read the September 03, 2014 news release and that it fairly and accurately represents the information in the Technical Report.

Dated this 16th day of October, 2014

[ORIGINAL SIGNED AND SEALED]
Jesse J. Aarsen, P.Eng.

16 October 2014